UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2018

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) ☐

Other Events

As set forth in the press release attached hereto as Exhibit 99.1, Amira Nature Foods Ltd. (the “Company”), a British Virgin Islands business company announced that based on a notice it received on October 17, 2018 from the New York Stock Exchange, Inc., (NYSE) as of October 17, 2018, it is in compliance with the continued listing requirements under the timely filing criteria established in Section 802.01E of the NYSE Listed Company Manual of the NYSE. As a result, the Company will be removed from the late filers’ list disseminated to data vendors and posted on the NYSE Listing Standards Filing Status Page of the NYSE. Further, the LF indicator posted on the Company’s Profile, Data and News pages will be removed. These changes will take effect October 18, 2018.

For more information, please visit www.amira.net.

Forward Looking Statements

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on Company’s current expectations and projections about future events and financial trends that the Company believes may affect Company’s financial condition, results of operations, business strategy and financial needs. There is no assurance that the Company’s current expectations and projections are accurate. These forward-looking statements include, but are not limited to that the Company’s shares will continue to be listed on the NYSE, subject to compliance with other continued listing requirements are forward-looking statements within the meaning of the Safe Harbor. All forward-looking statements in this press release are based on information available to the Company on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to differ materially from those implied by the forward-looking statements. More detailed information about these risk factors are set forth in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2018 filed with the Securities and Exchange Commission on October 16, 2018. The Company operates in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for the Company’s management to predict all risk factors, nor can the Company assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The Company does not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By:	/s/ Varun Sethi
Name:	Varun Sethi
Title:	Chief Financial Officer
Date:	October 18, 2018